Filed by The Real Brokerage Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RE/MAX Holdings, Inc.

(Commission File No. 001-36101)

On May 28, 2026, Tamir Poleg, the CEO of The Real Brokerage Inc. (“Real”) and Erik Carlson, the CEO of REMAX Holdings, Inc. (“REMAX”), appeared as guests on the RISMEDIA Industry Briefing, hosted by John Featherston. A transcript of this video appears below and a link to the video is here: https://www.youtube.com/watch?v=GCDWKDjePNo.

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John Featherston (00:02):

Hello, I'm John Featherston, founder and CEO of RISMedia and welcome to RISMedia's industry briefing. We are in the midst of one of the most significant periods of consolidation the real estate industry has ever seen and there's still six months left of this incredible year to capitalize on the ways of change and incredible opportunity, and you’ll hear a bit about that in a few minutes. These are remarkably challenging times in real estate. A quick thank you before we start to the incredible broker owners and brand executives and MLS leaders, AI technology innovators and top leaders and association professionals across the nation who are already registered for RISMedia's 38th annual CEO and Leadership Exchange, which is being held in Washington DC September 30th to October 2nd. RISMedia is the independent educational networking organization, and this is an event that's invaluable and I'd love to have you join us in Washington during our nation's 250th anniversary and yes, we have some fun special events awaiting for you.

(01:15):

So review the agenda, reserve your seat today, you won't want to miss it. Now, today's real estate industry briefing covers the incredible blockbuster industry shaping acquisition of REMAX Holdings. The firm co-founded in 1973 by the industry icon and longtime personal friends of mine, Dave and Gail Linegar with a global network of more than 145,000 agents operating in approximately 8,500 offices, 120 different countries and territories worldwide, an incredible organization. It was acquired by The Real Brokerage, a cloud-based technology-driven brokerage firm with more than 34,000 agents operating entirely without traditional physical office overhead that was founded in June of 2014 with approximately 180,000 agents. Let's find out more about what to expect from the leaders who made this happen. We're live right now with Tamir Poleg, the chairman and CEO of Real and Erik Carlson, the CEO of RE/MAX Holdings to discuss this historic merger. Welcome to Tamir and welcome Erik.

Tamir Poleg (02:33):

Thank you, John. Excited to be here. Great to be here.

John Featherston (02:37):

Well, I'm glad you're here too. Right now we're joined by our RISMedia subscribers who, by the way, are some of the most sharp, intellectually, credible real estate professionals on the planet representing REMAX and Real and virtually every other brand and business model in the industry. And they're all looking in right now to find out what your acquisition means to the future of our industry. So let's get started. First to Tamir, what was the primary driver of the merger?

Tamir Poleg (03:11):

So this acquisition, and actually it's more of a merger because we are joining forces with REMAX and I think that we're creating an amazing partnership here. So I would say that this is a merger. This is an important step in our journey to build a technology platform that empowers real estate professionals and improves the consumer experience in the industry. And I think that the timing is interesting because Real has grown to about 34,000 agents, more than 34,000 agents organically. And I think that what we demonstrated, especially to ourselves, is that our technology can make agents’ operations more efficient. And when we're thinking about REMAX and the global brand and this iconic brand actually and the global footprint and the scale that they have, I think that from a timing perspective, we felt confident bringing what we built, mainly the technology and obviously the amazing community of agents to REMAX and say, "Hey, we think that by combining the two companies, by joining forces, we can create a more compelling story, a more compelling story for REMAX brokers and agents, for Real agents as well, and for the entire industry." And the timing was just right and this is why we decided to move forward.

(04:25):

Obviously, I've known Erik for a few years now and I've always admired what REMAX built and Erik's work and accomplishments with the team. We had a lot of respect for everything that they built and we just thought that this is the right combination for us.

John Featherston (04:41):

Great. Erik, would you like to add something to that?

Erik Carlson (04:46):

I would just say, John, it's never a bad time to bring together a great partnership and I think the real REMAX Group will be a great partnership. An iconic brand, disruptor for 53 years partnering with perhaps the best technology in the space, but most importantly, and we'll likely talk about more of this later, but it's a people business and the two cultures are really aligned and we have common purposes to provide great services and experiences for all of our customers, whether that be buyers or sellers, agents or brokers. And so I think it's a great time for this partnership to come together.

John Featherston (05:31):

That's great. Now, Tamir, you said earlier this year that Real chose a different path from traditional firms in how it was built saying that the platform is our destination with the brokerage as a starting point, but however, you apply this to the strategy to REMAX, do you believe that REMAX agents and brokers will be on board with this philosophy coming from a legacy firm?

Tamir Poleg (06:00):

I was sitting in a restaurant in Miami a day after we announced the deal and I was looking around, there were maybe 200 people there and I just told myself that it's just amazing that I'm sure that if I just got up from my chair and asked who knows the name REMAX, everybody will say yes. And I think that it's amazing that Real had what REMAX needed and obviously REMAX had what Real needed in order to continue on its path. Now, yes, we look at Real as a platform, as a platform for real estate services, platform for agents and their clients as well. And I think that one thing that people are missing, people always talk about agent count. The combined company will have 180,000 agents. They're missing the main point that REMAX has the most amazing agents in the world with the highest productivity, whereas everybody else is at around six transactions per year, REMAX is at 12.

(06:59):

So we're not just joining forces with an amazing community of agents. We are bringing together a lot of transactions and those transactions can be monetized in multiple ways. So as I'm thinking about the combined company, obviously we think about a platform, we think about how do we monetize transactions in a better way, but more important we're thinking about how can we help agents, brokers, franchisees monetize their businesses in multiple ways. And it doesn't have to only be commissions that they earn. They can make money from mortgage, from title, from financial services, from a variety of different things, which as a platform you can offer. As a brokerage, you only think about closing a deal and getting your commission. And I think that this is something that we've been hearing across the industry. We've been hearing from our agents. We've been hearing from folks at REMAX.

(07:52):

This is something that everybody's looking for. How can they maximize their business potential? And by looking at the combined company as both a legacy brand that operates independently, but also a platform that they can tap into in terms of services, we can create more revenue opportunities for everybody in the network.

John Featherston (08:11):

That's great. Erik, you told Adam Medler on a podcast back in April of 2025 that storytelling is a sales skill that won't go away even as AI advances, and boy it’s advancing and especially in important times of these like this that we’re an incredible era of change. How will you tell this chapter of REMAX story speaking to your agents and brokers?

Erik Carlson (08:42):

Look, if there was one public service announcement for folks out there that have kids that are worried about their future success and AI taking over everything, the one commodity that won't be commoditized is your ability to communicate and build relationships and tell a story. And so I tell my kids and I tell kids that I meet that make sure that sales is a great technique founded in listening and so storytelling is one of the most important skills that won't go away in the future. This has been a heck of a story, John, for 53 years of the REMAX. I know you like to say legacy. I refer to it as a heritage. REMAX has done incredible things over the last 53 years and in the last two and a half years, we've really reinvigorated not only the brand by modernizing it and making sure that it shows up in a digital way, in a great digital way, but also relying on the linchpin of what Tamir referred to as just productivity and professionalism.

(09:46):

And one of the great things about these two communities coming together is they're focused on the same thing and that is being a productive full-time real estate professional and focusing on what buyers and sellers need and making sure that they're nurturing their sphere, they're getting referrals, but they're delivering ultimately the highest quality experience for their clients. And when you bring cultures like that together, you have a high degree of success.

(10:20):

I think the story will continue to be told about how both Real and REMAX come together and how the Real REMAX group continues to make inroads, not only in innovation, but in providing great client experience.

John Featherston (10:36):

Well, there's no doubt that real estate professionals have great stories and great stories to tell, especially those that have created a local success for themselves, their brokerage firms, their personal businesses as agents. It's an incredible industry filled with great stories. Now, Erik, you're a huge fan of Steve Jobs and you admired his propensity for taking risk taking and also moving fast. Do you believe that Real’s rapid expansion and growth is a product of risk taking specifically related to AI and tech?

Erik Carlson (11:21):

Look, I'm a huge fan of Steve. I'm a huge fan of founders. I've worked for two and obviously Tamir sitting here with us is an unbelievable founder of a great firm. I think founders have a persistence, a grit, just an ability to see around corners and certainly take enormous risks. I would say that from a Jobs perspective, I always loved his focus on the purpose, right? Making sure that he was delivering a great consumer experience. And I think what you find in the Real brokerage and what you find in REMAX is kind of the same dedication from a founder perspective. And so I would imagine that I'm not going to speak for Tamir, he can speak for himself, but he's got a little risk, but he takes purposeful risks. It's one thing I've gotten to know about Tamir. He's very calculated and he himself can see around a few corners.

John Featherston (12:23):

There's no doubt that Tamir has built a great organization and took advantage of opportunities and especially on the technological front. And with that, Tamir, if you'd like to comment on what Erik just said, but also I'd like to add something else. Do you see opportunities ahead for REMAX to move faster and take potential risks that they might not have done in the past for the future, especially AI?

Tamir Poleg (12:57):

Well, first of all, Erik, thank you for the kind words and I was not aware that you're a Steve Jobs fan. So one more data point for me. I think that I'm just wired differently. My wife keeps saying that people don't sleep at night when there's risk involved in their lives and I'm the opposite. I don't sleep well when there's no risk and it doesn't mean that I'm a risk taker. It means that I like to view or look at things with a little different perspective. If you're crazy enough to start a company, you're probably crazy enough to look at the world through a different lens and I think that this is what I'm trying to do and this is what enabled Real to growth where it is today. In terms of AI, there are so many cliches right now as to what AI is going to do and how involved it's going to be in our lives.

(13:49):

And everybody's saying that you're not going to be eliminated by AI, you're going to be eliminated by an agent who uses AI. I think that we're still at the very beginning of the AI revolution that's happening. And I'm not saying that REMAX should or shouldn't take more risks. What I am saying is that we should acknowledge the benefits that AI could bring to our agents' lives and buyers and sellers' lives. And as a company that wants to be at the forefront of innovation, as a company that has responsibility to the lives of 180,000 agents and to millions of clients around the world, we should make sure that we deliver what they need in order to succeed in order to win in the marketplace in order to have a competitive advantage over everybody else. This is what we've been trying to do on the Real side and this is what we will continue to do.

(14:41):

If you call it a risk, you can call it a risk. I think that this combination just allows us to invest even more in innovation and particularly in AI.

Erik Carlson (14:52):

And John, one of the things that Tamir and I really align on, and it comes back to culture is like we both believe that this is really a people driven business. It's a relationship business, but fully commit to the idea that technology can help these experiences, not only from a productivity perspective, but just providing a better experience to buyers, sellers, clients, brokerages, agents, all those folks. And so really it comes down to focusing on people, focusing on understanding of what wants and needs are, and then applying technology in a way that improves the overall productivity and experience of the journey.

John Featherston (15:31):

That's well said. Tamir, you've focused on reducing agent churn with some success so far. How do you grow at such a rapid pace with real that you've achieved in a short period of time without significant turnover?

Tamir Poleg (15:50):

Well, this is a high churn industry. We all know that and I don't think that we were focused on reducing churn. We were focused on delivering value out of the understanding that if you deliver value and if you create an offering and a company and a platform that is very difficult to compete against, people will come here and stay here. And I think that this is what we're seeing. We're not necessarily trying to reduce churn. We're trying to continuously improve the value proposition for our agents out of the understanding that if we do so, then no other company will be able to give them anything more compelling. And I think that this is one of the reasons why we've grown and we've grown organically to 34,000 agents. We never made any acquisition up to this merger with REMAX, which is still pending, but I think that the focus is on value rather than we have to reduce churn at all costs.

(16:48):

We think about it a little bit differently.

John Featherston (16:51):

Yeah. You do think about things differently. Matter of fact, when I've talked about your firm and REMAX in the last few weeks, I've been alluding to what I think the great Apple advertising campaign of the '90s. “think differently,” an incredible campaign because you are thinking differently. However, we can all learn from lessons that we have learned in our industry, such as what you've learned from other companies who grew agent count exponentially but suffered tremendously in churn when they either didn't fulfill the promise or deliver the promise. Have you learned anything from those organizations?

Tamir Poleg (17:43):

I think that as a rule, we're trying not to look at what others are doing and we try to focus on our own vision, our own path and just execution. If you're asking me to analyze what happened to other firms, I don't want to say anything negative about anybody else. I would say what we try to do, and maybe it's working well, we were focused not only on business model innovation, we were focused on true tech innovation. Out of the understanding that using technology, you will never run out of innovation. It's not like you're introducing a new model and you get the early adopters and they come in and at some point, okay, where's the additional value? Because people need something new all the time. You need to constantly try and deliver more and more and more. And I think that's kind of the philosophy that we have here at Real.

(18:31):

We're never stagnant. We're never satisfied with what we're offering. We're always trying to do new things. We always have a very long-term view of the business. We're thinking about what people will need in five and 10 years. This is what I'm focusing on and we're trying to constantly build. So we never stop and maybe that gives you an answer as to other companies, but-

John Featherston (18:50):

No, it does. So with that, Tamir, you've invested heavily in AI and I can tell you that there isn't a company in real estate that doesn't say that they're investing heavily in AI of some sort. If they're not, they're not going to be in this industry for long, but you've heavily invested in AI, including the Hey Leo platform for consumers, which is still in beta. As consumers have shown their awareness around some AI, how are you building that platform in a way that benefits the agents that builds trust with the brand and hopefully their customers?

Tamir Poleg (19:31):

We introduced Leo, our AI assistant almost two years ago, very early days of the AI transformation. And the way we think about AI is let's say three main buckets. One is brokerage. How can we become a much more efficient brokerage by implementing AI? And currently last quarter, Leo was engaged in about 100,000 agent communications. So Leo is answering about answering and resolving about 50% of our support tickets. I think that if you think about a REMAX broker and a REMAX office, just think about the benefit of having Leo take over all of the back office operation and free up the broker's time to do sales training, to do agent attraction activities. It could be transformational for any business. So Leo is now reviewing contracts. Leo is answering support calls. Leo is kind of the main interface for agents when they're seeking something. That's one bucket.

(20:35):

The second bucket is agent facing. When agent needs something, they have an assistant and that assistant continuously learns their processes, how they speak, how they communicate, their marketing materials. And Leo will get to the point where it will be so intuitive in the way agents use it. Agents can talk to Leo agents can chat with Leo and Leo will become that trusted partner that every agent has at Real and it's already at work. Now the third bucket is anything consumer facing. And you mentioned Hey Leo. Hey Leo is something that we launched. It's still in beta, but every agent at Real within a couple of weeks will have a dedicated phone number that is powered by Leo. And Leo will be able to guide buyers, for example, from the initial thinking about buying a home to understanding their needs, what's important for them, which neighborhoods they're looking at, their budgets, getting them pre-qualified for a mortgage, scheduling showings for them, Leo will do all of that.

(21:34):

So at the end of the day, we think that AI can make agents extremely more productive. And as Erik said, it's all about the relationships. We want our agents to focus on relationships and we can help them using AI with all of the tasks that are either repetitive or can be handled by somebody else, which is not them. And I think that at the end of the day, if REMAX agents right now close 12 transactions a year, we can double or triple that using the right technology that is AI based.

John Featherston (22:06):

Just review a little bit right now the AI component is answering about 50% of the questions coming into an agent

Tamir Poleg (22:19):

50% of our support calls as a brokerage. When agents need support, when they need anything from their brokers, 50% of the tickets are resolved by Leo. Almost 100% is initially answered by Leo and then Leo decides whether it can actually resolve it on its own or it needs to be directed into a human.

John Featherston (22:43):

Well, it's certainly something I'm sure the REMAX community would love to know more about on the agent side and also the brokerage owner side. With that, what are the challenges of operating a decentralized franchise base model, being REMAX, alongside a highly centralized tech driven model like Real?

Tamir Poleg (23:08):

It's an interesting question because we know how to operate a brokerage. We never operated a franchise. And as we communicated earlier, we will continue to operate two distinct brands, two different offerings and agents who seek more freedom flexibility, who want to build a business with their own branding, who are a little bit more tech savvy, who do not need the backing of a larger brand, they can come to Real. And if you're an agent who seeks to have office access, you want the brand behind you, you can go to REMAX. And I think that there's benefit in having those two offerings under the same umbrella.

(23:49):

I think that one thing that people are missing is although we never ran a franchise, we understand extremely well what the REMAX brokers are going through. We understand their operations, we understand their struggles, we understand all of their margins and we understand how to improve that. The fact that Real has one employee for every 85 agents, so that's the ratio, our efficiency ratio. If I'm thinking like a REMAX broker right now, and typically you would have one or two full-time employees in an office, I'm just realizing that there's a huge opportunity in leveraging this technology. So as I'm thinking about this decentralized model, as you said, I think that what's interesting is how can we create value and how can we improve the REMAX brokers businesses using everything that we learn and using our technology and by taking away a lot off their plate and freeing them up to do what's really important, which is focusing on training their agents to sell and attracting better agents or more agents to their offices.

(24:58):

And I think that by that the two companies are complimentary, it's not a matter of whether there will be a challenge or not because we have great teams on both sides that know how to operate those two distinct businesses.

John Featherston (25:11):

Erik, thoughts on that?

Erik Carlson (25:14):

I think Tamir said it very well. I mean, the way I think about it is how do you reduce the non-value added tasks from an agent or a brokerage and have them focus on those tasks that provide the most value. I think what Real's done, especially with their efficiency ratio and with their Leo product is exactly that. And so I'm not sure I've met kind of a broker or an agent who gets into the business who just loves to do administrative back office work. Generally, we go back to storytelling. They're storytellers, right? They tell stories to recruit and retain agents and to build community and all these things that they're absolutely great at. And if the Real REMAX Group can continue to help reduce non-value added tasks and give them more time to work with agents and to work with clients, that's just a win-win in my book.

John Featherston (26:17):

Yeah. And the dynamics of a broker owner within the REMAX system, obviously you can eliminate some of the administrative headaches and allow them to do what they do fantastically, which is first of all, that many of them are selling brokers, but also recruiting and retaining, which is the life blood of real estate added in with the new advancements as far as AI technology to help them be more effective and efficient while you've got a win-win formula there. Now, Tamir, during the investor call after the deal was announced, you mentioned putting up guardrails in place to prevent real from poaching REMAX agents. And can you elaborate a bit on that?

Tamir Poleg (27:13):

Yeah. Poaching is a harsh word. We're in an industry where agents leave brokerages all the time and every year there are agents going from real to REMAX and agents going from REMAX to Real and one thing that I told our agents in the communications after the announcement is let's respect everything that the REMAX brokers, franchisees have built because they work really, really hard to build their businesses and their offices and we don't want to take anything away. We want to add. So just be mindful of that. I think that having said that, the intention is to try and attract more agents from the outside; agents that are not a part of the Real REMAX group to the community, to the network that we have and that will be the focus. And at the same time, we also understand that some agents will want to move from the Real model to REMAX and from REMAX to Real, but I think that the way we think about it is if somebody wants to move from REMAX to Real, there needs to be continuous benefit to the franchisee, to the broker who attracted them to the network, even if they switch over to Real.

(28:26):

And that's how we're thinking about that. We're also thinking about other ways to kind of prevent migration either way and just making sure that our agents, the agents of the combined company understand that the potential is outside, bringing people from the outside into this amazing community that we're building together.

John Featherston (28:48):

So to grow from the outside by providing opportunity to agents that are not part of the Real or REMAX system, however, there's going to be a lot of agents on either side looking at the different models to look at which opportunity is best for them. Now with that, will the new combined entity accommodate different agent compensation models or will you look to standardize the compensation model to what you feel is the most beneficial to the organization?

Tamir Poleg (29:23):

I think that the optimal way to go about it is to preserve what's already in place. So we will continue to operate under two different brands with two different models and that's the way it's going to continue. I do think that there's an opportunity to kind of cross-pollinate and maybe offer brokers from REMAX to try and attract agents under the Real model to Real if they're not interested in coming to REMAX and they can benefit from that obviously. So it's another revenue generation opportunity, but at the end of the day, the two models remain, the two brands remain And for me, I also told Dave, I mean, REMAX is eternal. This is such an iconic brand. We should continue and nurture it and grow it. And that's my mission.

John Featherston (30:14):

That’s great mission. And you're right, it's an iconic brand with a tremendous amount of loyal followers. And I want to go back to Erik for a second. Erik, what are your thoughts on what we just mentioned?

Erik Carlson (30:34):

Well, first and foremost, we are still competitors today.

Tamir would be speaking about a future state after close because both of us are getting calls from each of our respective teams about folks very interested in moving. And as you can imagine, Tamir mentioned it earlier, there is some movement between brands, especially across real estate, but it really comes down to providing a great value proposition. And I can't think, obviously I'm biased to REMAX, a better value proposition than this one right here. The balloon, the iconic REMAX brand and all that it stands for from a consumer perspective and an agent perspective and then helping to continue to evolve our strategy and really accelerate it with a lot of the great things that the Real leadership team and Tamir have put in place. So I think it's just going to be a tremendously exciting time for both communities to come together and partner on really helping buyers and sellers in this wonderful real estate market.

John Featherston (31:48):

Well, Erik, to follow up on that, under your direction and I watched it firsthand, you went through a very successful and comprehensive rebrand a little more than a year ago that was really widely accepted and adopted by the organization. What are your plans around the branding and marketing for the combined entity and how will Real be respecting the recognition power of REMAX as a brand to the consumers worldwide?

Erik Carlson (32:25):

I think what happens in the future is probably a great question after we close. Tamir has definitely talked about his understanding of the brand from a young age and seeing his 200 customers there at Miami and the awareness that it has. I don't think he has plans to change it right now. From our perspective, it's still about making sure that the brand represents trusted, productive professionals and has a high degree of trust when it comes to consumers. Consumers are looking for trust when they pick that relationship either to list or to buy a home and REMAX stands for that. And so Abby Lee, our CMO and the team have done a great job with our rebrand, making sure that not only it stands for the same things and better for consumers and shows up in this new digital environment in a great way, has high awareness, has high modernality, but also is delivering more value for the agents and the brokers today.

(33:31):

And I only see that improving in the future.

John Featherston (33:35):

Yeah. The digital adoption has been terrific. Now both of you, what have you been hearing and we'll just keep this amongst ourselves, a little living room discussion here. Sure. What have you been hearing from the top producers at both firms? And how are you dealing with any concerns about culture and direction that you're getting from some of the top producers of each brand? Let's start with you, Tamir.

Tamir Poleg (34:07):

Sure. And I'd like to comment on what Erik just said, because I realized that I might get a call from legal after this. I'll try to observe what I'm saying. But I told Erik that I've known the REMAX brand since I was a kid. I remember the colors, I remember the balloon. My first property that I ever bought was with a REMAX agent. So as to your question, why would we ever want to change anything in that? We want to enhance the brand. We want to grow it. We want to take it into the future. And as I said, this is for me an eternal brand and I'm just humbled to be associated with it, to be honest. In terms of our top agents reaction, and I can talk to the Real side, everybody's excited. One of the first things that I talked to Erik about when we first met, and it was shortly after he became the CEO of REMAX, was how close the culture of those two companies is because both companies lead with kindness.

(35:19):

Both companies focus on helping people succeed in real estate. We are not involved in the politics in the industry.

(35:28):

There's just a different type of community and there's a lot of synergies or kind of alignment in culture. And I think that when we announced the deal, everybody on the real side were excited because they felt like we're joining forces with people like them, even people who they aspire to be because of the production of the REMAX agent. So I think that's from a cultural perspective, I couldn't imagine any better match in the real estate industry and there's a lot of excitement on the Real side on what the future will look like.

John Featherston (36:06):

That's well said. Unfortunately, we only have time for one more question. I could be here for hours with the two of you and especially if it was post-close, we could get into a lot of other questions, but we'll do that at a later date. So many of our attendees today have put through some questions and you've already answered a number of them, but I'll finish with one that is on the top of virtually everyone that has been corresponding with this mind. How closely will the companies align in the future as they increasingly share the platform and the network? How close do you see the two organizations aligning in the future? Let's start with Tamir.

Tamir Poleg (36:57):

It depends what people actually ask because I think that there will be a lot of alignment around technology. So the technology that Real has built and will continue to build will be available to both Real agents and REMAX agents. I think that we will see a lot of cultural alignment and a lot of knowledge sharing between the two communities where there will be trainings, there will be events where everybody will be invited to. There will be lead exchange opportunities that the two communities will enjoy, but at the same time, we will continue to operate two separate brands.

John Featherston (37:38):

Final thoughts, Erik, on that?

Erik Carlson (37:41):

Well, look, I think right now is a time, especially because we're two public companies

(37:48):

And

(37:48):

We've announced a transaction and there are a lot of questions that Tamir and myself actually have some answers for. However, can't really talk about them until post-close. And I know that from both the Real and the REMAX agent and brokerage side, there is some frustration with that uncertainty. And so I appreciate, John, you having us on to talk a little bit more about the transaction and just know that Tamir and I are both committed to talking as transparent as we can during this process, this regulatory process until we get the deal closed. So our hands are a bit tied on some things, but I think it comes back to we both believe in these two companies coming together. We both believe that real estate is a people focused business that can be technology enabled and our purpose is Tamir talked a little bit about it, but we're here to serve agents, brokers, buyers, sellers, clients alike, to provide them the best experience so they can focus on achieving the goals that they set for themselves.

(39:00):

And so I think when the cultures come together like that, integration becomes easier and there's a higher degree of being able to be very successful in the future when you have that alignment upfront.

John Featherston (39:12):

Well, I think number one, I want to thank both of you. Before I close, I want to go back to Tamir for one moment and you've had the opportunity to get to know my good friend Dave Linegar during this process. Give us your closing thoughts about getting to know Dave Lineger better as an iconic figure. What are your thoughts about Dave Linegar?

Tamir Poleg (39:38):

Well, obviously Dave is a legend and he built probably the most amazing organization in real estate. And as an entrepreneur, I can only imagine what he went through in the 53 years since starting REMAX. I have a lot of appreciation for him. Obviously as an entrepreneur, he has a certain type of mentality, of character, which you need in order to survive all of the turmoils, all of the ups and downs of this industry. And the fact that REMAX is as big as it is, as successful as it is, I think that this is a testament to Dave, who he is, how determined he is, how smart he is. And I'm incredibly honored that Dave has chosen us as the party that he wants to merge his company with.

John Featherston (40:36):

Well, Tamir and Erik, you're two incredible executives and thought leaders in our industry and I'm glad you took the time to get to know our audience and for our audience to get to know you. And we'll do this more often after the deal actually closes.. So on behalf of all of RISMedia’s subscribers and followers, I want to thank you today for taking the time, explaining the position in an awkward moment yet the industry wants to know they're looking forward to what's going to happen next. I want to thank you for that. And right now, if you don't mind up on the screen, I want to thank Tamir and Erik. Again, this has been very interesting. Make sure everyone watching, if you haven't already registered for the 38th annual CEO and leadership exchange in Washington DC, September 30th to October 2nd, take a look at the QR code and the agenda.

(41:45):

Once you see the agenda, you're going to want to be there. It's an exciting, incredible networking and educational event and I look forward to seeing Tamir and Erik there in person along with a lot of other folks. It'll be closed by then and we'll have a celebratory toast by then. Thank you guys for tuning in. Appreciate you both.

Erik Carlson (42:08):

John, thank you very much. I love that you are always closing. So folks, sign up for that exchange.

John Featherston (42:15):

See you there. We're in real estate. We're always closing it. Tamir, what you don't know is this is the AI version of John Featherston. I'm not really here.

Tamir Poleg (42:28):

Love it. So

(42:28):

Thank you for having me.

(42:30):

Thank you.

John Featherston (42:31):

Thank you. Thank you both.

***

Cautionary Disclosure Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, The Real Brokerage Inc. (“Real”) or RE/MAX Holdings, Inc. (“REMAX Holdings”) express an expectation or belief as to future results or events, it is based on Real and/or RE/MAX Holdings’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Real nor RE/MAX Holdings can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Real’s and RE/MAX Holdings’ ability to consummate the proposed transaction on the expected timeline or at all; Real’s and RE/MAX Holdings’ ability to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; Real’s or RE/MAX Holdings’ ability to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Real or RE/MAX Holdings to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s and RE/MAX Holdings’ ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate RE/MAX Holdings promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or RE/MAX Holdings’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Real’s and RE/MAX Holdings’ reports filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s annual report on Form 40-F, current reports on Form 6-K and other documents filed with the SEC, and RE/MAX Holdings’ annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC and Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025 and Annual Information Form dated March 4, 2026 filed with Canadian securities regulators, including documents that will be filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement and the Real management information circular that will each be filed with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s or RE/MAX Holdings’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real or RE/MAX Holdings operate, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this communication. Neither Real nor RE/MAX Holdings assumes any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Real’s or RE/MAX Holdings’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information and Where to Find It

In connection with the proposed transaction between Real and RE/MAX Holdings, Real and RE/MAX Holdings will file relevant materials with the SEC and Canadian securities regulators, as applicable, including a management information circular of Real and a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of RE/MAX Holdings and prospectus of Real REMAX Group. Real’s management information circular will be mailed to securityholders of Real and the proxy statement/prospectus will be mailed to shareholders of each of RE/MAX Holdings and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus, the Real management information circular or any other document that Real or RE/MAX Holdings (as applicable) may file with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND RE/MAX HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE REAL MANAGEMENT INFORMATION CIRCULAR, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the Real management information circular and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Real or RE/MAX Holdings, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real will be available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by RE/MAX Holdings will be available free of charge on RE/MAX Holdings’ internet website at https://investors.remaxholdings.com or by contacting RE/MAX Holdings’ investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or RE/MAX Holdings’ website is not incorporated by reference into this communication or Real’s and RE/MAX Holdings’ respective filings with the SEC and Canadian securities regulators, as applicable.

Participants in the Solicitation

Real, RE/MAX Holdings, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the U.S. Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at wwww.sedi.ca. Information about the directors and executive officers of RE/MAX Holdings is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 3, 2025 (the “RE/MAX Holdings Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 20, 2025. Please refer to the sections captioned “Corporate Governance,” “Director Compensation,” “Information about Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” in the RE/MAX Holdings Annual Meeting Proxy Statement. To the extent holdings of such participants in RE/MAX Holdings’ securities have changed since the amounts described in the RE/MAX Holdings Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Real management information circular and the proxy statement/prospectus and the other relevant materials filed with the SEC and Canadian securities regulators, as applicable, when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act and otherwise in accordance with applicable Canadian securities laws.